

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
Ralph Montrone
Chief Executive Officer
Trail One, Inc.
1844 South 3850 West
Salt Lake City, UT 84104

> **Re: Trail One, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on June 2, 2011**
> **File No. 333-170781**

Dear Mr. Montrone:

We have reviewed your responses to the comments in our letter dated May 20, 2011 and have the following additional comments.

<u>General</u>

1. We note your response to our prior comment one and reissue in part. Please revise throughout your filing to reconcile the amounts that constitute your $45,000 annual burn rate for the next twelve months. In this regard, we note your disclosure in the second to last paragraph on page 6 that your "estimated annual expenses are approximately $75,000," your disclosure in the last paragraph of the Use of Proceeds section on page 12 that you have $13,232 of remaining offering costs, your disclosure in the last full paragraph on page 16 and the second full paragraph on page 24 that your anticipate most of your expenses to be "legal, accounting, transfer agent, and other costs associated with being a public company," your disclosure in the second sentence of the second full paragraph on page 22 regarding your estimated costs over the next six months and your disclosure in the Satisfaction of Our Cash Obligations for the Next Twelve Months section on page 23 and the first paragraph of the Plan of Operation section on page 24 with respect to your cash/capital requirements for the next six months. Please also reconcile any of these disclosures as appropriate to clarify which of the $75,000 of financing for your twelve month operating plan, such as the $10,000 of costs for public company reporting requirements, are included in your estimated $45,000 annual burn rate and to reconcile the amounts required, such as the $22,500 cost for acquiring aluminum and developing and programming the CNC machinery software set forth on pages 23 and 24 and the $16,000 cost set forth on pages 7, 17, 22, 25 and 26.

Prospectus Summary, page 1

General Introduction, page 1

2. Please revise the last paragraph on page 1 and elsewhere throughout your filing as appropriate to disclose when you will run out of money given your current burn rate. In this regard, we note that you do not have any cash or assets on your balance sheet as of March 31, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General Overview; Nature of business, page 15

3. Please revise the sixth paragraph of this section to update your timing for providing an internet site for customers to purchase automobile license plate tags. In this regard, we note your disclosure in the third bullet point on page 25 that you intend to allocate the funds to develop your website within four months of those funds becoming available and your disclosure in the third full paragraph on page 25 that Mr. Montrone expects to have any financing completed in the next four months.

Results of Operations, page 20

Interest Expenses, page 20

4. Please advise whether you have any agreements in place with Mr. Montrone, such as a promissory note, for the loans you have received to date from Mr. Montrone. In this regard, we note your disclosure in Note 4 to your financial statements on page F-9. If you do have any agreements with Mr. Montrone for the loans you have received to date, please file such agreements as an exhibit to your registration statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3574 with any other questions.

Sincerely,

/s/ Julie F. Rizzo

Julie F. Rizzo
Attorney-Advisor

cc: Via E-mail
        Steven Sager
        BK Consulting & Associates, P.C.